PROSPECTUS                                                     Filed pursuant to
                                                                  Rule 424(b)(3)
                                                      Registration No. 333-62629

                                 542,198 Shares

                           Smith International, Inc.

                                  Common Stock
                             ---------------------
     This Prospectus relates to 542,198 shares (the "Shares") of common stock, $1.00 par value (the "Common Stock"), of Smith International, Inc. ("Smith" or the "Company"), which may be offered by or for the account of certain stockholders of the Company named herein (the "Selling Stockholders"). The Shares were originally issued by the Company to the Selling Stockholders in connection with the acquisition by the Company of Safeguard Disposal Systems, Inc. ("Safeguard") on May 27, 1998 (the "Acquisition"). See "Selling Stockholders." The Company will not receive any of the proceeds from sales of the Shares offered hereby.

     The Selling Stockholders may from time to time sell the Shares on the New York Stock Exchange (the "NYSE"), the Pacific Stock Exchange (the "PSE") or any other national securities exchange on which the Common Stock may be listed or traded, including block trades, in negotiated transactions, or by a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution."

     The Company has agreed to bear certain expenses (other than any brokerage fees or commissions) in connection with the registration and sale of the Shares. The Company and certain Selling Stockholders have agreed to indemnify the other and their respective controlling persons against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Shares of the Common Stock are listed on the NYSE and the PSE under the trading symbol "SII." On September 14, 1998, the closing price of the Common Stock on the NYSE was $27 5/16 per share.

                             ---------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN EVALUATING THE SECURITIES OFFERED HEREBY.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 15, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and at the following regional offices of the Commission: Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission that can be accessed at http://www.sec.gov. In addition, reports, proxy statements and other information filed by the Company can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and at the offices of The Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     The Company has filed a Registration Statement on Form S-3 (together with all the amendments, supplements and exhibits thereto, the "Registration Statement") with the Commission under the Securities Act with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement and any amendments hereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (Commission File No. 1-8514) with the Commission pursuant to the Exchange Act are hereby incorporated herein by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

          (3) The Company's Current Reports on Form 8-K dated March 6, 1998, May 15, 1998, July 13, 1998 and August 31, 1998; and

          (4) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, as filed with the Commission on May 20, 1959.

     All documents and reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such documents or reports. Any person to whom a copy of this Prospectus is delivered may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than exhibits expressly incorporated by reference into such documents). Requests for such documents should be addressed to the Investor Relations, Smith International, Inc., 16740 Hardy Street, P.O. Box 60068, Houston, Texas, 77205, or directed to Investor Relations at (281) 443-3370.

                                  THE COMPANY

     Smith is a leading worldwide supplier of premium products and services to the oil and gas exploration and production and petrochemical industries. Smith provides a comprehensive line of technologically-advanced products and engineering services, including drilling and completion fluid systems, solids control equipment, waste management services, three-cone drill bits, diamond drill bits, fishing services, drilling tools, underreamers, sidetracking systems and liner hangers. Smith also operates an extensive network of supply branches through which it markets pipe, valves, fittings and other capital and expendable maintenance products. Smith operates through five business units which provide products and services throughout the world. Smith's business units include: (i) M-I Fluids which provides drilling and completion fluid systems and services;
(ii) M-I SWACO which provides solids control, pressure control and rig instrumentation equipment and waste management services; (iii) Smith Bits which manufactures and sells three-cone and diamond drill bits primarily for use in the oil and gas industry; (iv) Smith Drilling & Completions which manufactures and markets products and services used in drilling, workover, well completion, fishing and well re-entry operations; and (v) Wilson Supply which operates an extensive network of supply branches, service centers and sales offices that market pipe, valves, fittings and other capital and expendable maintenance products. Smith was incorporated in the State of California in January 1937 and reincorporated under Delaware law in May 1983. Smith's executive offices are headquartered at 16740 Hardy Street, Houston, Texas 77032 and its telephone number at that location is (281) 443-3370.

                                  RISK FACTORS

     This Prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict" and similar terms and phrases are intended to identify forward-looking statements. These statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Prospectus. These risks include changes in the level of petroleum industry exploration and production expenditures, which may in turn be influenced by the price of and demand for crude oil and natural gas, the policies of the Organization of Petroleum Exporting Countries ("OPEC"), worldwide economic conditions and other market factors, political instability in foreign counties in which the Company operate, currency fluctuations and controls, increased competition in Smith's markets, governmental restrictions affecting oil and gas exploration, dependence on the ability of Smith to achieve and execute internal business plans and the impact of any economic downturns and inflation. These risks are more specifically described in this section and in Smith's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated herein by reference. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected.

     Smith's Dependence on Oil and Gas Industry. Smith's business and operations are dependent on conditions in the oil and gas exploration and production industry. There can be no assurance that current levels of oil and gas exploration expenditures will be maintained or that demand for the Company's products and services will reflect the level of such expenditures. The level of exploration and development of oil and gas reserves is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources. In recent years, oil and gas prices have been volatile and have reacted to actual and perceived changes in demand and supply of oil and natural gas, domestic and worldwide economic conditions, policies of OPEC in setting and maintaining production levels and prices, the level of production by non-OPEC countries and political instabilities in oil producing countries. In this regard, there have been recent declines in the prevailing prices of oil and natural gas as well as uncertainties as to the effect of the recent economic downturn in Asia on world demand for oil. A significant or prolonged decline in future oil and gas prices likely would result in reduced exploration and development of oil and gas reserves and a decline in the demand for Smith's products. Such reduced activity could have a material adverse effect on Smith's financial condition and results of operations.

     Competition. Competition in the oilfield service and equipment segments of the oil and gas industry is intense and, in certain markets, is dominated by a small number of large competitors, some of which have greater financial and other resources than Smith.

     Anti-Takeover Provisions of the Smith Charter and the Smith Bylaws. Certain provisions of the Restated Certificate of Incorporation of Smith and the Bylaws of Smith and the adoption by the Board of Directors of Smith of a Stockholder Rights Plan could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding capital stock of Smith and could make it more difficult to consummate certain types of transactions involving an actual or potential change in control of Smith, such as a merger, tender offer or proxy contest.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

     This Prospectus relates to the sale by the Selling Stockholders named below from time to time of up to 542,198 shares of Common Stock. The Shares were originally issued in connection with the Company's acquisition of Safeguard pursuant to the terms of a Merger Agreement dated May 12, 1998. The Shares are being registered by the Company pursuant to a Registration Rights Agreement entered into by and among the Company and the Selling Stockholders. Except as described herein, the Company is unaware that any Selling Shareholder has had a material relationship with the Company within the past three years other than as a result of the ownership of Shares or other securities of the Company.

     The following table provides certain information with respect to the number of shares of Common Stock currently owned, offered hereby and to be owned by the Selling Stockholders after this offering assuming all offered shares are sold in this offering.

                                                           NUMBER OF
                                                             SHARES                SHARES BENEFICIALLY
                                                          BENEFICIALLY               OWNED AFTER THE
                                                             OWNED       SHARES          OFFERING
                                                           BEFORE THE    OFFERED   --------------------
                  SELLING STOCKHOLDER                       OFFERING     HEREBY     NUMBER     PERCENT
                  -------------------                     ------------   -------   --------   ---------
Gary H. Dietzen and Carolyn I. Dietzen..................    341,585      341,585       0           0
Kenneth L. Harvey.......................................      6,018        6,018       0           0
Richard G. Harvey.......................................      6,018        6,018       0           0
Todd J. Harvey..........................................      6,018        6,018       0           0
Belinda Turlich Harvey..................................     90,277       90,277       0           0
Randy Lee Harvey........................................      6,018        6,018       0           0
Ordale Dwain Harvey.....................................      6,018        6,018       0           0
Lynn Perkins Perez and Chalin O. Perez..................     80,246       80,246       0           0

                              PLAN OF DISTRIBUTION

     The Selling Stockholders may from time to time sell all or any portion of the Shares on the NYSE, the PSE or any other national securities exchange on which the Common Stock is listed or traded, including block trades, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company during a period beginning one or five business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 102, which provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Stockholders.

     The Company will pay all costs and expenses incurred in connection with the registration under the Securities Act of the Shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of counsel and accountants for the Company. The Selling Stockholders will pay any brokerage fees and commissions and stock transfer and other taxes attributable to the sale of the Shares. The Company also has agreed to indemnify the Selling Stockholders and their respective officers and directors and each person who controls (within the meaning of the Securities
Act) such Selling Stockholders against certain losses, claims, damages and expenses arising under the securities laws in connection with this offering. Each such Selling Stockholder has agreed to indemnify the Company, its officers, directors and each person who controls (within the meaning of the Securities
Act) the Company against other losses, claims, damages and expenses arising under the securities laws in connection with this offering with respect to written information furnished to the Company by such Selling Stockholder.

     There is no assurance that the Selling Stockholders will sell any or all of the Shares.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon by Gardere Wynne Sewell & Riggs, L.L.P., 333 Clay Avenue, Suite 800, Houston, Texas 77002.

                                    EXPERTS

     The audited consolidated financial statements of the Company included in the Company's Current Report on Form 8-K dated August 31, 1998, incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report. It should be noted that the independent public accountant's report on financial statements previously filed on Form 10-K and incorporated by reference in this registration statement is no longer appropriate since related financial statements have been presented giving effect to business combinations accounted for as poolings of interests.

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     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information..................    1
Incorporation of Certain Documents by
  Reference............................    1
The Company............................    2
Risk Factors...........................    2
Use of Proceeds........................    4
Selling Stockholders...................    4
Plan of Distribution...................    4
Legal Matters..........................    5
Experts................................    5

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                                 542,198 SHARES

                           SMITH INTERNATIONAL, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                               September 15, 1998

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